Instride, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

February 27, 2014

Mara Ransom
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re: Instride, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 27, 2014
File No. 333-192585 Via Edgar

Dear Ms. Ransom,

Instride Corp., acknowledges receipt of the letter dated February 11, 2014, (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.
We note your response to comment 1 in our letter dated December 23, 2013, as well as your revised disclosure, including your statements regarding the development of your website and the creation of your business plan. However, we remain concerned that your operations to date constitute nominal operations despite your progress. Accordingly, please either revise your prospectus to identify your company as a “shell company,” as requested in comment 1 from our letter dated December 23, 2014, or provide us with a detailed legal and factual analysis explaining why you believe your company is not a “shell company.”

RESPONSE: Revised. See 2nd Amended S-1. We have revised the prospectus to identify our company as a “shell company” and have added additional disclosure as to the risks involved in becoming a shareholder of a company that is regarded as a shell company.

Summary Information, page 6

2.
We note your response to comment 7 in our letter dated December 23, 2013 and your amended response. Please provide the countries or regions into which you intend on selling, importing and marketing your products and services. In this regard, we note that you intend to provide services both inside and outside of the United States.

RESPONSE: Revised. See 2nd Amended S-1. The countries or regions into which we initially intend on selling, importing and marketing your products and services will be Israel.

Description of Business, page 22

Executive Summary, page 22

3.
We note your response to comment 12 in our letter dated December 23, 2013 and your amended response. Please further amend your response to discuss the “Adviser-Within-A-Store” concept. For example, please discuss who will be advising customers on the appropriate products. If you will be hiring employees, please discuss the details of any employment arrangements you plan on using.

RESPONSE: Revised. See 2nd Amended S-1. Initially we intend to use consultants after the web site has gone live to provide the service equivalent to an adviser within a store.

Competitive Advantages, page 22

4.
We note your response to comment 14 in our letter dated December 23, 2013 and your amended response. Please discuss the “significant distinction” from your competitors you expect to enjoy. For example, please discuss the ways in which you will differentiate yourself from your competitors (e.g. pricing, value, superior quality etc.).

RESPONSE: Revised. See 2nd Amended S-1.

Capital Resources and Liquidity, page 41

5.
We note your response to comment 17 in our letter dated December 23, 2013 and your amended response. Please disclose your current rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

RESPONSE: Revised. See 2nd Amended S-1.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Ms. Dina Yafe
Ms. Dina Yafe
CEO

VIA EDGAR
cc: Daniel Porco, Esq. Staff Attorney, SEC